UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

International Game Technology PLC Announces IGT-Led Consortium Will Be Proposed to Be Awarded the Italy Lotto License Through November 2034

International Game Technology PLC (NYSE:IGT) ("IGT") announced today that the Judging Commission completed its analysis of the technical and economic offers in the bid for the Italy Lotto License and will propose LottoItalia, a consortium comprised of Allwyn, Arianna 2001 and Novomatic Italia, and led by IGT, to the Agenzia delle Dogane e dei Monopoli, which is expected to make the award notice within the next 35 days.

A conference call will be held on Tuesday, May 20 at 8:00am ET. Information on how to preregister for the call will be available under "Events Calendar" on IGT's Investor Relations website at www.IGT.com. Also, a live, listen only webcast will be available under "Events Calendar" on IGT's Investor Relations website at www.IGT.com. The replay will be available on www.IGT.com following the live event.

A copy of the news release relating to the above matter is set forth in Exhibit 99.1, which is being furnished herewith and incorporated by reference herein.

Exhibit Number	Description

99.1	News Release "International Game Technology PLC Announces IGT-Led Consortium Will Be Proposed to Be Awarded the Italy Lotto License Through November 2034," dated May 19, 2025.

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EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release "International Game Technology PLC Announces IGT-Led Consortium Will Be Proposed to Be Awarded the Italy Lotto License Through November 2034," dated May 19, 2025.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2025	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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